The Super Crowd, Inc., a Public Benefit Corporation

Unaudited

Balance Sheet

As of December 31, 2022

ACCOUNTS	Dec 31, 2022
Assets	
Cash and Bank	
Total Cash and Bank	$0.00
Other Current Assets	
Accounts Receivable	$1,000.00
Total Other Current Assets	$1,000.00
Long-term Assets	
Total Long-term Assets	$0.00
Total Assets	$1,000.00
Liabilities	
Current Liabilities	
Federal Income Taxes Payable	$89.54
Total Current Liabilities	$89.54
Long-term Liabilities	
Due Devin	$343.00
Total Long-term Liabilities	$343.00
Total Liabilities	$432.54
Equity	
Common Shares	$250.00
Retained Earnings	
Profit between Jan 1, 2022 and Dec 31, 2022	$317.46
Total Retained Earnings	$317.46
Total Equity	$567.46

The Super Crowd, Inc., a Public Benefit Corporation

Unaudited

Profit and Loss

For the Year ending December 31, 2022

ACCOUNTS	Year Ending 12/31/22
Income	
SuperCrowdXX Sponsorship Revenue	$1,000.00
Total Revenue	$1,000.00
Total Cost of Goods Sold	$0.00
Gross Profit	$1,000.00
Operating Expenses	
Legal and Related Professional Fees	$593.00
Total Operating Expenses	$593.00
Pre-Tax Profit:	$407.00
Federal Income Tax	$89.54
Net Profit	$317.46

The Super Crowd, Inc., a Public Benefit Corporation

Unaudited

Cash Flow

For the Year ending December 31, 2022

CASH INFLOW AND OUTFLOW	Year Ending 12/31/22
Operating Activities	
Sales	
Purchases	
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	$0.00
Investing Activities	
Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	$0.00
Financing Activities	
Loans and Lines of Credit	
Owners and Shareholders	
Other	
Net Cash from Financing Activities	$0.00
OVERVIEW	
Starting Balance	
Total Starting Balance	$0.00
Gross Cash Inflow	$0.00
Gross Cash Outflow	$0.00
Net Cash Change	$0.00
Ending Balance	
Total Ending Balance	$0.00

Certification:

The financial statements of The Super Crowd, Inc., a Public Benefit Corporation, included in this form are true and complete in all material respects, noting that TSCI has not been required to file a tax return prior to the date of this Form C.

Devin D. Thorpe

President, TSCI